ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated May 19, 2014

Master Limited Partnerships (MLPs) ETRACS ETRACS 1xMonthly Short Alerian MLP Infrastructure Total Return Index ETN Profile Issuer UBS AG Issuer Credit Rating1 A2 (Moody’s); A (S&P); A (Fitch) Underlying Index Alerian MLP Infrastructure Total Return Index Initial trade date 9/28/2010 Maturity date 10/01/2040 Annual Tracking Rate 0.85%, accrued on a daily basis Primary exchange NYSE Arca CUSIP 902641612 ETN Ticker: MLPS Key Features – Short, -1x exposure to an MLP index – Tax administration benefit – Convenience of an exchange-traded security What are MLPs? MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage, or transportation of any mineral or natural resource. Because the MLP structure requires the distribution of at least 90% of an MLP’s income to investors (known as unit holders), MLPs have typically produced attractive historical yields compared to other income-oriented investments and have exhibited relatively low historical correlation to the market prices of a wide range of asset classes, including equities and commodities. About the Underlying Index The Index, comprised of 25 energy infrastructure MLPs, is a liquid, midstream-focused subset of the Alerian MLP Infrastructure Index (NYSE: AMZ). The Index, whose constituents generally earn the majority of their cash flow from the transportation and storage of energy commodities, provides investors with a benchmark for the infrastructure component of this emerging asset class. The Index is calculated using a capped, float-adjusted, capitalization-weighted methodology that results in greater diversification versus a pure market capitalization-weighted index. The Index was created in March 2008 and has no performance history prior to that date. About the ETN The ETRACS 1xMonthly Short Alerian MLP Infrastructure Total Return Index is designed to provide a short exposure to the MLP Infrastructure market by tracking the inverse performance of the Alerian MLP Infrastructure Total Return Index (the “Index”), plus a fixed income return based on a hypothetical 91-day Treasury Bill portfolio, less investor fees. Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace. ETRACS : Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS 1xMonthly Short Alerian MLP Infrastructure Total Return Index ETN

Historical Index Returns

	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
Alerian MLP Infrastructure Total Return Index	1.25%	3.89%	7.63%	13.94%	48.39%	276.33%
S&P 500 Index Total Return	5.42%	3.46%	12.81%	23.59%	49.09%	188.10%
Alerian MLP Total Return Index	1.84%	5.17%	10.14%	12.93%	45.06%	256.41%
S&P 500 Utilities Index Total Return	4.81%	6.90%	11.98%	11.11%	43.26%	109.99%
DJ-UBS Commodity TR Index	7.18%	9.08%	2.93%	-0.16%	-19.33%	31.79%

Source: Bloomberg/Reuters. The historical Index returns shown above are cumulative total returns for the stated periods as of March 4, 2014 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the total return on the ETN will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Index Comparison



390
360
330
300
270
240
210
180
150
120
90
Jan-10
Jan-11
Feb-12
Mar-13
Jan-14
Alerian MLP Infrastructure Total Return Index
S&P 500 Index Total Return
Alerian MLP Total Return Index
S&P 500 Utilities Index Total Return
DJ-UBS Commodity TR Index

Source: Bloomberg/Reuters. The graph above illustrates the historical total returns of the Index in comparison with other benchmark indices for the stated periods as of March 4, 2014. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the return on the ETN will always be lower than the total return of the Index or the total return on a direct investment in the Index constituents.

Index Constituents

Top 10 Index Constituents

Name	% Weight
Enterprise Products Partners LP	9.68
Kinder Morgan Energy Partners LP	9.24
Plains All American Pipeline LP	7.24
Magellan Midstream Partners LP	7.19
Energy Transfer Partners LP	6.89
MarkWest Energy Partners LP	6.86
Williams Partners LP	4.97
ONEOK Partners LP	4.78
Buckeye Partners LP	4.52
Enbridge Energy Partners LP	4.25

Source: Alerian, as of September 20, 2013.

Benefits of Investing

- Short, -1x exposure to a portfolio of energy infrastructure MLPs through a single investment.
- Tax administration – gain or loss on the ETN is reported on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

ETRACS : Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS 1xMonthly Short Alerian MLP Infrastructure Total Return Index ETN Selected Risk considerations An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus. – Inverse exposure to the Index - Because your investment in the ETRACS ETNs is linked to the monthly inverse performance of the Index, any increase in the level of the Index would result in a decrease in the amount you will be paid at maturity, call, acceleration or upon early redemption. – Payment based on VWAP Level - The payment on the ETRACS ETNs at maturity, call, acceleration or upon early redemption, will be based on the VWAP Level of the Index and not on the closing level of the Index, as specified in the ETRACS Prospectus. The VWAP Level of the Index will most likely differ from the closing level of the Index. – You may lose some or all of your principal - The ETRACS ETNs are exposed to any monthly increase in the level of the Index. If the compounded monthly inverse return of the Index is insufficient to offset the combined negative effect of the Accrued Stock Borrow Fees and the Fee Amount, and the Redemption Fee Amount, if applicable, over the relevant period, you will lose some or all of your investment at maturity, call, acceleration or upon early redemption. – Correlation and compounding risk - There can be no guarantee that the ETRACS ETNs will achieve a high degree of correlation with the performance of the Index. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETRACS ETNs for periods greater than one month is likely to be either greater than or less than the Index performance, before accounting for the Accrued Stock Borrow Fees, the Fee Amount and the Accrued Financing Payment, and the Redemption Fee Amount, if applicable. In particular, significant negative monthly performances of your ETRACS ETNs may not be offset by subsequent positive monthly performances of equal magnitude. Market risk - The return on the ETRACS ETNs, which may be positive or negative, is directly linked to the inverse performance of the Index, which is based on the return on the Index, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally. In addition, because the Index is a total return index, distributions by the Index constituents will cause the level of the Index to increase, which will have a negative effect on the ETRACS ETNs. Limited performance history - The return on the ETRACS ETNs is linked to the performance of the Index, which was introduced in March 2008. As a result, the Index has a limited performance history, and it is uncertain how the index will perform. Limited historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it more difficult for you to make an informed decision with respect to an investment in the ETRACS ETNs than if the Index had a longer performance history. Credit of UBS - The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETRACS ETNs, including any payment at maturity, call, acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETRACS ETNs prior to maturity or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs. Potential over-concentration in a particular industry - Th ere is only one industry - energy - relating to the MLP’s included in the Index. An investment in the ETRACS ETNs will increase your portfolio’s exposure to fluctuations in the energy industry. A trading market for the ETRACS ETNs may not develop - Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the ETRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETRACS ETNs on NYSE Arca or any other exchange. Therefore, the liquidity of the ETRACS ETNs may be limited. No interest payments from the ETRACS ETNs - You will not receive any interest payments on the ETRACS ETNs. The ETRACS ETNs are designed as a trading product and should not be used as a buy and hold investment. ETRACS : Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS 1xMonthly Short Alerian MLP Infrastructure Total Return Index ETN Minimum Redemption Amount - You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement. Therefore, the liquidity of the ETRACS ETNs may be limited. Potential automatic acceleration - In the event the indicative value of the ETRACS ETNs is equal to $5.00 or less on any Index Business Day or the intraday index value on any Index Business Day increases 60% from the most recent Monthly Initial Closing Level, the ETRACS ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Closing Indicative Security Value, as determined on the last Index Business Day in the Acceleration Measurement Period. Uncertain tax treatment - Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation. UBS’s Call Right - UBS may elect to redeem all outstanding ETRACS ETNs at any time after October 3, 2011 as described under “Specific Terms of the Securities - UBS’s Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Closing Indicative Security Value may be less than the principal amount of your ETRACS ETNs. ETRACS : Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS 1xMonthly Short Alerian MLP Infrastructure Total Return Index ETN Footnotes 1 The issuer credit rating as of May 1, 2014 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs. Disclosures This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get thesedocuments for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the prospectus supplement, or product supplement and applicable pricing by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Alerian MLP Index, Alerian MLP Total Return Index, AMZ, and AMZX, are trademarks of Alerian and their use is granted under a license from Alerian. Other marks may be trademarks of their respective owners. All rights reserved. For questions or additional information about ETRACS Contact us ETRACS Investor Service Center: +1-877-387-2275 Email: etracs@ubs.com Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST Website: www.etracs.com